NO ACT

PE
1-8-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013717

March 5, 2010

Gregory F. Parisi
Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004

Received SEC
MAR 05 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-5-10

Re: NBT Bancorp Inc.
Incoming letter dated January 8, 2010

Dear Mr. Parisi:

This is in response to your letter dated January 8, 2010 concerning the shareholder proposal submitted to NBT Bancorp by Gerald R. Armstrong. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Gerald R. Armstrong

FISMA & OMB Memorandum M-07-16

March 5, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NBT Bancorp Inc.
Incoming letter dated January 8, 2010

The proposal requests that the board take the steps necessary to eliminate the classification of terms of the board of directors to require that all directors stand for election annually.

There appears to be some basis for your view that NBT Bancorp may exclude the proposal under rule 14a-8(i)(10). In this regard, we note your representation that NBT Bancorp will provide shareholders at NBT Bancorp's 2010 Annual Meeting with an opportunity to approve an amendment to NBT Bancorp's certificate of incorporation to provide for the annual election of directors. Accordingly, we will not recommend enforcement action to the Commission if NBT Bancorp omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Alexandra M. Ledbetter
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

HOGAN &
HARTSON

Hogan & Hartson LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
+1.202.637.5600 Tel
+1.202.637.5910 Fax

www.hhlaw.com

January 8, 2010

VIA EMAIL AND FEDERAL EXPRESS

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted by Gerald R. Armstrong for Inclusion in NBT Bancorp Inc.'s 2010 Proxy Statement

Dear Sir or Madam:

This letter is to inform you that our client, NBT Bancorp Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal and a statement in support thereof (the "Proposal") submitted by Gerald R. Armstrong ("Mr. Armstrong") and attached hereto as Exhibit A. The Company respectfully requests the staff of the Division of Corporation Finance to concur that it will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if the Company omits the Proposal from the 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), we are:

- filing this letter electronically and in hard copy with the Commission no later than eighty calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission; and
- concurrently sending copies of this correspondence to Mr. Armstrong.

Rule 14a-8(k) requires that Mr. Armstrong concurrently send a copy of any additional correspondence relating to the Proposal that he elects to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff") to the Company.

THE PROPOSAL

Mr. Armstrong requests that the Company include a resolution in its 2010 Proxy Materials whereby the shareholders of the Company would request that the Board of Directors of the Company (the "Board") take those steps necessary to declassify the Board and that such declassification be effected in a manner which does not affect the unexpired terms of previously elected directors.

BACKGROUND

Mr. Armstrong previously filed a similar proposal that was included in the Company's 2009 proxy statement. The Board recommended against the adoption of that proposal, based on its belief that declassifying the Board and holding annual elections of each director would not be in the best interest of the Company and its shareholders. Mr. Armstrong's non-binding proposal, which required a majority vote of a quorum for passage, was adopted by the shareholders at the 2009 Annual Meeting of Shareholders.

In response to the passage of Mr. Armstrong's non-binding proposal, the Company intends to include a binding proposal on this issue in the 2010 Proxy Materials. A draft of the Company's proposal is attached hereto as Exhibit B (the "Company Proposal"). The Company Proposal, because it involves the amendment of the Company's Restated Certificate of Incorporation (the "Charter") and the By-Laws (the "By-Laws"), requires (i) the affirmative vote of the holders of 80% of the Company's common stock having voting power with respect to such amendment and (ii) such vote must include the affirmative vote of the holders of 80% of the Company's common stock excluding shares held by any 5% or greater shareholders and their affiliates. The Company Proposal includes the Board's recommendation that shareholders vote against the Company Proposal.

BASIS FOR EXCLUSION

The Company believes that the Proposal may properly be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

DISCUSSION

Substantial Implementation.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management..." Exchange Act Release No. 12598 (July 7, 1976). When a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded. *See, e.g., Del Monte Foods Company (avail. June 3, 2009); Keycorp (avail. March 13, 2002); Exxon Mobil Corp. (avail. January 24, 2001); The Gap, Inc. (avail. March 8, 1996) Nordstrom, Inc. (avail. February 8, 1995).* Moreover, a proposal need not be "fully effected" by the company in order to be excluded as being substantially implemented. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998); Exchange Act Release No. 20091 at § II.E.6. (August 16, 1983) (the "1983 Release").

The Staff has stated that a "determination that the [c]ompany has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc. (avail. March 28, 1991).* Accordingly, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the "essential objective of the proposal is addressed, even when the manner by which a company implements the proposal does not correspond precisely to the actions sought by the shareholder proponent. *See* the 1983 Release*; see also Caterpillar Inc. (avail. March 11, 2008); Wal-Mart Stores, Inc. (avail. March 10, 2008); The Dow Chemical Co. (avail. March 5, 2008); Johnson & Johnson (avail. February 22, 2008)* (each allowing exclusion under Rule 14a-8(i)(10) of a shareholder proposal requesting that the company in question prepare a global warming report where the company had already published a report that contained information relating to its environmental initiatives). Differences between a company's actions and a shareholder proposal are permitted so long as the company's actions satisfactorily address the proponent's underlying concern. *See, e.g. Masco Corp. (avail. March 29, 1999)* (allowing exclusion of a proposal seeking specific criteria for outside directors where the company adopted a version of the proposal that included modifications and clarifications).

The Proposal requests that the Board take the steps necessary to declassify the Board in a manner which does not affect the unexpired terms of previously elected directors. While the Board continues to believe that declassifying the Board and holding annual elections of each director would not be in the best interest of the Company and its shareholders, the Board is mindful that a majority of the shareholders voting on the 2009 non-binding shareholder proposal voted in favor of that proposal. Accordingly, the Board has determined to include the Company Proposal in the 2010 Proxy Materials and, if the Company Proposal is approved by the shareholders, to amend the Company's Charter and By-Laws to provide for declassification. If approved by the Company's shareholders, the Board will be declassified over a three-year period, so that directors who have been elected previously to three-year terms would complete their current terms and thereafter be eligible to stand for re-election for one-year terms. If the Company Proposal is approved, one-third of the directors would be elected to one-year terms in 2011, two-thirds of the directors would be elected to one-year terms in 2012 and all of the directors would be elected to one-year terms in 2013. The Company Proposal would thus, if approved by the shareholders, implement the essential objectives of the Proposal to require that the Board be declassified in a manner which does not affect the unexpired terms of previously elected directors.

The Staff has repeatedly concluded that board action directing the submission of a declassification amendment for shareholder approval substantially implements a declassification shareholder proposal and has concurred in the exclusion of such shareholder proposals from proxy materials. *See Del Monte Foods Company (avail. June 3, 2009); IMS Health, Inc. (avail. February 1, 2008); Visteon Corp. (avail. February 15, 2007); Schering-Plough Corp. (available February 2, 2006); Northrop Grumman Corp. (avail. March 22, 2005); Sabre Holdings Corp. (avail. March 2, 2005); Raytheon Company (avail. February 11, 2005); Keycorp (avail. March 13, 2002)* (in each case concurring with the exclusion of a declassification shareholder proposal where the board directed the submission of a declassification amendment for shareholder approval). Accordingly, for the reasons and based on the precedent cited above, the Company believes that it has substantially implemented the Proposal and requests that the Staff concur that the Proposal may be excluded from the 2010 Proxy Materials pursuant to Rule 14a-8(i)(10).

CONCLUSION

The inclusion of the Company Proposal in the 2010 Proxy Materials substantially implements the objectives of Mr. Armstrong's Proposal in that, if approved by the shareholders, the Charter and By-Laws will be amended to provide for declassification in a manner which does not affect the unexpired terms of previously elected directors. Accordingly, the Company respectfully requests that the Staff concur that it will take no action if the Company excludes the Proposal from the 2010 Proxy Materials.

If the Staff has any questions with respect to this request, please contact me at (202) 637-5524 or Nathaniel DeRose at (202) 637-6836.

Very truly yours,



Gregory F. Parisi

cc: Michael J. Chewens, NBT Bancorp. Inc.

\\\DC - 086013/000001 - 3003481 v2

EXHIBIT A

*** FISMA & OMB Memorandum M-07-16 ***

November 27, 2009

NBT BANCORP, INC.
Attention: Corporate Secretary
52 Broad Street
Post Office Box 351
Norwich, New York 13815

Greetings

Pursuant to Rule 14a-8 of the Securities and Exchange Commission, this letter is formal notice to the management of NBT Bancorp, Inc., at the coming annual meeting in 2010, I, Gerald R. Armstrong, a shareholder for more than one year and the owner of in excess of $2,000.00 worth of voting stock, 564.185 shares, an amount which will likely increase with participation in the dividend reinvestment plan, and are shares which I intend to own for all of my life, will cause to be introduced from the floor of the meeting, the attached resolution.

I will be pleased to withdraw the resolution if a sufficient amendment is supported by the board of directors and presented accordingly.

I ask that, if management intends to oppose this resolution, my name, address, and telephone number--Gerald R. Armstrong *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 *** together with the number of shares owned by me as recorded on the stock ledgers of the corporation, be printed in the proxy statement, together with the text of the resolution and the statement of reasons for introduction. I also ask that the substance of the resolution be included in the notice of the annual meeting and on management's form of proxy.

Yours for "Dividends and Democracy,"



Gerald R. Armstrong, $hareholder

*** FISMA & OMB Memorandum M-07-16 ***

RESOLUTION

That the shareholders of NBT BANCORP, INC., request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of teh previously-elected Directors.

STATEMENT

In the last annual meeting, shareholders voted 12,503,140 shares (63.46% of the shares voted on the proposal) worth $293,823,790.00 on the meeting date, in favor of this proposal; however, our Board has not taken the steps of introducing an amendment in its favor.

The current practice of electing only one-third of the directors for three-year terms is not in the best interest of the corporation or its shareholders. Eliminating this staggered system increases accountability and gives shareholders the opportunity to express their views on the performance of each director annually. The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation and our corporation should be no exception.

As a professional investor, the proponent has introduced the proposal at several corporations which have adopted it. In others, opposed by the board or management, it has received votes in excess of 70% and is likely to be reconsidered favorably.

The proponent believes that increased accountability must be given our shareholders whose capital has been entrusted in the form of share investments expecially during these times of great economic challenge.

Arthur Levitt, former Chairman of The Securities and Exchange Commission said, "In my view, it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.

In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

EXHIBIT B

Proposal [•]

AMENDMENT AND RESTATEMENT OF THE CERTIFICATE OF INCORPORATION AND THE BYLAWS OF THE COMPANY TO PROVIDE FOR THE ANNUAL ELECTION OF DIRECTORS

On May 5, 2009, our shareholders voted to approve a non-binding proposal submitted by a Company shareholder requesting that the Board of Directors (the "Board") take steps necessary to declassify the Board to require that directors stand for election annually and that such Board declassification be effected in a manner which does not affect the unexpired terms of previously elected directors. The Board included such proposal in the Company's 2009 Proxy Statement and form of Proxy despite its opposition to the proposal as required by applicable rules relating to shareholder proposals. After the vote, the Board discussed the advantages and disadvantages of a classified board and determined to take further action to declassify the Board in connection with the Company's next regularly scheduled annual meeting of shareholders.

While the Board continues to believe that declassifying the Board and holding annual elections of each director would not be in the best interest of the Company and its shareholders, the Board is mindful that a majority of the shareholders voting on the non-binding shareholder proposal voted in favor of the proposal. Accordingly, the Board is now submitting a proposal to amend and restate the Company's Restated Certificate of Incorporation (the "Certificate") and the By-Laws (the "By-Laws, and, together with the Certificate, the "Governing Documents") to phase out the classification of the Board, to provide instead for the annual election of directors, and to make such other conforming and technical changes to the Governing Documents as may be necessary or appropriate.

Provision (e) of Article Eleventh of the Certificate and Section 2 of Article III of the By-Laws currently provide that the Board be divided into three classes of approximately equal size, composed of directors each serving terms of office of three years. If this Proposal [•] is approved by the Company's shareholders, the Governing Documents would provide for the annual election of directors beginning at the 2011 Annual Meeting of Shareholders, provided however, that any director elected by the shareholders of the Company to a three-year term prior to such meeting may complete the term to which he or she has been elected and would thereafter be eligible for re-election for one-year terms at each Annual Meeting of Shareholders. Directors elected to fill newly created directorships resulting from an increase in the number of directors or any vacancies on the Board will serve until the next annual meeting. Beginning with the 2013 Annual Meeting of Shareholders, the declassification of the Board would be complete and directors would be subject to annual election to one-year terms.

Even though the shareholders are now being afforded the opportunity to amend the Governing Documents to declassify the Board and to have annual elections of each director, the Board continues to believe that a classified board is in the best interests of the Company and its shareholders. **The Board unanimously recommends that you vote AGAINST this proposal.**

The Company's current classified board structure has been in place since it was approved by the shareholders in 1986. The Board is divided into three classes, with directors elected to staggered three-year terms. Under this system, approximately one-third of the directors stand for election each year, and the entire Board can be replaced in the course of three Annual Meetings, all held within approximately two years. In addition, the Company's bylaws require that its shareholders annually designate, at the annual meeting and prior to the election of directors, the number of directors serving on the Board, ranging from five to 25 directors. This requirement gives the Company's shareholders an additional measure of control over the Board not enjoyed by shareholders of most public companies with classified boards.

The Board believes that an active, professional board benefits in many ways from classifying its directors. These benefits include increased stability, improved long-term planning, enhanced independence, and a superior ability to protect shareholder value in a potential takeover.

Increased Stability

Three-year staggered terms are designed to provide stability and to ensure that, at any given time, a majority of the Company's directors have prior experience as directors of the Company and a solid knowledge of the Company's business and strategy. The Board believes that directors who have experience with the Company and knowledge about its business and affairs are a valuable resource and are better positioned to make fundamental decisions that are in the best interests of the Company and its shareholders.

In addition, because a classified board produces more orderly change in the composition of the Board and in the policies and strategies of the Company, the Company is better equipped to attract and retain prominent and well-qualified directors who are willing and able to commit the time and resources required to understand fully the Company and its operations. The Board also believes that agreeing to serve a three-year term demonstrates a nominee's commitment to the Company over the long-term. Given the current corporate governance climate, in which many qualified individuals are increasingly reluctant to serve on public boards, the Company could also be placed at a competitive disadvantage in recruiting qualified director candidates if service could potentially be limited to a one-year period.

Improved Long-Term Planning

The Board believes that electing its directors to staggered three-year terms enhances the Company's ability to engage in long-term strategic planning, without diminishing the directors' accountability to shareholders. Directors elected to three-year terms are required to uphold the same fiduciary duties to the Company and its shareholders as Directors elected annually. In the Board's view, the annual election of approximately one third of the directors provides shareholders with an orderly means to effect change and to communicate their views on the performance of the Company, its management and its directors.

Enhanced Independence

The Board is currently comprised entirely of independent directors other than the Chief Executive Officer. The Board believes that electing directors to three-year terms, rather than one-year terms, enhances the independence of non-employee directors by providing them with a longer assured term of office, thereby insulating them from pressures from management or from special interest groups who might have an agenda contrary to the long-term interests of all shareholders. The Company's current classified Board structure permits its directors to act independently and on behalf of shareholders without worrying whether they will be re-nominated by the other members of the Board each year. The freedom to focus on the long-term interests of the Company instead of on the re-nomination process leads to greater independence and better governance.

Superior Ability to Protect Shareholder Value in a Potential Takeover

A classified structure enhances the Board's ability to negotiate the best results for shareholders in a potential takeover situation. The Board believes that a classified structure encourages a person seeking to obtain control of the Company to offer and negotiate a full and fair price. At least two Annual Meetings will be required to effect a change in control of the Board. This gives the incumbent directors additional time and leverage to evaluate the adequacy and fairness of any takeover proposal, negotiate on behalf of all shareholders and weigh alternative methods of enhancing shareholder value.

It is important to note, however, that although the classified structure is intended to cause a person seeking to obtain control of the Company to negotiate, the existence of a classified board will not, in fact, prevent a person from acquiring control of a board or accomplishing a hostile acquisition. Instead, the classified structure merely gives the Board additional leverage in its negotiations with a potential acquirer, allowing it to enhance shareholder value in any potential change in control situation. In any potential takeover, the directors are required to act in the best interests of shareholders and the Company, in accordance with their ongoing fiduciary duties under Delaware law.

Vote Required. Shareholders are requested in this Proposal [•] to approve the proposed amendments to the Governing Documents. In order for the Certificate to be amended, (i) the affirmative vote of the holders of 80% of the Company's common stock having voting power with respect to such amendment is required and (ii) such vote must include the affirmative vote of the holders of 80% of the Company's common stock excluding shares held by any 5% or greater shareholders and their affiliates. Under the By-Laws, the affirmative vote of the holders of 66 2/3% of the Company's common stock would be required for approval. However, because a higher shareholder approval level is required to amend the Certificate and the Board desires that the Certificate and the By-Laws do not conflict, the proposed amendment to the By-Laws will only be effected upon its approval if this Proposal is approved by the vote required to amend the Certificate.

The general description of the proposed amendments to the Certificate and to the By-Laws set forth above is qualified in its entirety by reference to the text of the proposed amendments to the Certificate and By-Laws, which are attached as Annexes A and B, respectively, to these proxy materials. Additions to the Certificate and the By-Laws are indicated by underlining and deletions are indicated by strike-outs.

The Board has carefully considered this Proposal [•] and the arguments for and against a classified board structure. The Board has concluded that the Company's classified board structure continues to promote the best interests of the Company and its shareholders.

The Board of Directors unanimously recommends a vote AGAINST this Proposal [•].

ANNEX A

ELEVENTH

(e) ~~The Board of Directors of the Corporation shall be divided into three classes: Class 1, Class 2 and Class 3, which shall be as nearly equal as possible. Each Director shall serve for a term ending on the date of the third Annual Meeting of Shareowners following the Annual Meeting at which such Director was elected; provided, however, that each initial Director in Class 1 shall hold office until the Annual Meeting of Shareowners in 1987; each initial Director in Class 2 shall hold office until the Annual Meeting of Shareowners in 1988; and each initial Director in Class 3 shall hold office until the Annual Meeting of Shareowners in 1989. Such initial Directors for each of the three Classes of Directors shall be as follows: Class 1 - John M. Kolbas and Paul O. Stillman; Class 2 - Donald E. Stone, Darryl R. Gregson and Paul R. Enggaard; Class 3 - Everett A. Gilmour, J. K. Weinman and Thomas J. Mirabito~~**Each Director who is serving as a director as of the date of this Amended and Restated Certificate of Incorporation shall hold office until the expiration of the term for which he or she has been elected and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death. At each annual meeting of stockholders after the date of this Amended and Restated Certificate of Incorporation, each Director who does not have a continuing term as provided in the foregoing sentence (and each Director for whom a continuing term has expired) shall be elected and shall hold office until the annual meeting next succeeding his or her election and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death**. In the event of any increase or decrease in the authorized number of Directors, ~~(1)~~ each Director then serving as such **shall** nevertheless continue as a Director ~~of the Class of which he is a member~~ until the expiration of his ~~current term, or his earlier resignation, removal from office or death, and (2) the newly created or eliminated directorships resulting from such increase or decrease shall be appointed by the Board of Directors among the three Classes of Directors so as to maintain such Classes as nearly equal as possible. Notwithstanding any of the foregoing provisions of this Article Eleventh, each Director shall serve until his successor is~~**or her current term and until his or her successor shall be** elected and ~~qualified or until~~**shall qualify, subject, however, to** his earlier resignation, removal from office or death~~.~~

ANNEX B

ARTICLE III. DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors, and all corporate powers shall be exercised by or under the direction of the Board of Directors, except as otherwise expressly required by these By-Laws, by the Certificate of Incorporation or by law.

Section 2. Qualification, Number, Classification and Term of Office. Every director must be a citizen of the United States and have resided in the State of New York, or within two hundred miles of the location of the principal office of the Corporation, for at least one year immediately preceding his election, and must own $1,000.00 aggregate book value of Corporate Stock. The number of directors shall be not less than five nor more than twenty-five. A Board of Directors shall be elected in the manner provided in these By-Laws. Each director shall have one vote at any directors' meeting.

~~The Board of Directors shall be divided into three classes: Class 1, Class 2 and Class 3, which shall be as nearly equal in number as possible. Each director shall serve for a term ending on the date of the third Annual Meeting of Shareowners following the Annual Meeting at which such director was elected; provided, however, that each initial director in Class 1 shall hold office until the Annual Meeting of Shareowners in 1987; each initial director in Class 2 shall hold office until the Annual Meeting of Shareowners in 1988; and each initial director in Class 3 shall hold office until the Annual Meeting of Shareowners in 1989.~~

Each director who is serving as a director as of the date of these Amended and Restated By-Laws shall hold office until the expiration of the term for which he or she has been elected and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death. At each annual meeting of stockholders after the date of these Amended and Restated By-Laws, each director who does not have a continuing term as provided in the foregoing sentence (and each director for whom a continuing term has expired) shall be elected and shall hold office until the annual meeting next succeeding his or her election and until his or her successor shall be elected and shall qualify, subject, however, to prior resignation, removal from office or death.

In the event of any increase or decrease in the authorized number of directors, ~~(1)~~ each director then serving as such shall nevertheless continue as a director ~~of the class of which he is a member~~ until the expiration of his current term~~, or his earlier resignation, removal from office or death, and (2) the newly created or eliminated directorships resulting from such increase or decrease shall~~

~~be apportioned by the Board of Directors among the three classes of directors so as to maintain such classes as nearly equal as possible. Notwithstanding any of the foregoing provisions of this Section 2, each director shall serve until his successor is elected and qualified or until his earlier~~ **and until his successor shall be elected and shall qualify, subject, however, to prior** resignation, removal from office or death.

This Article III, Section 2, shall not be altered, amended or repealed except by an affirmative vote of at least sixty-six and two-thirds percent (66-2/3%) of the total number of shareowners.